Maneki Mining Inc.
4462 John Street
Vancouver, BC
V5V 3X1

September 21, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C.
20549-7010

Attn: Jennifer R. Hardy or Edward M. Kelly

Re:       Maneki Mining Inc.
            Registration Statementon Form SB-2
            File No. 333-125898

Dear Ms. Hardy/ Mr. Kelly

In response to your comment letter dated September 15, 2005 we have filed an amendment to the SB-2 which was originally filed on June 17, 2005.  To help expedite your review please find attached a marked copy of the amendment. Also included is a copy of the Consent of Geological Consultant, dated September 21st, 2005.

Please find below responses to each individual comment:

Selling Shareholders, page 12

  Revised second paragraph on page 14.

Material Lease Agreement between Maneki Mining Inc. and Ammetco Resources, page 21

   Revised page 41 and page 51

Results of Operations for Period Ending March 31, 2005

  Revised subsection to reflect most recent period ending June 30, 2005.

Exhibit 5.1

  The counsel that prepared the opinion letter which is Exhibit 5.1 to the Registration Statement was retained as special counsel for the purpose of providing that opinion.  Counsel did not prepare the Registration Statement and did not participate in the issuance of the shares sought to be registered by the Registration Statement.  We have provided counsel with a copy of the written consent of our sole director pursuant to which our Board of Directors authorized and approved the issuance of those shares.  We have represented to counsel that those shares are validly issued and non-assessable.  Counsel has relied on that consent and that representation to provide that opinion, which we believe is sufficient for these purposes.  There seems to be nothing more on which counsel can rely to provide that opinion.

  Please note, the opinion letter attached as Exhibit 5.1 to the Registration Statement has been amended to eliminate in its entirety the disclaimer regarding the obligation to inform us of any facts, circumstances, events, or developments which may alter, affect, or modify that opinion.

  Please note the opinion letter has been amended to evidence counsel’s consent to being named in the Registration Statement

Exhibit 23.2

  – 8.  Revised (please find additional copy with the package)

Yours truly,

 /s/ Sean Philip Watkinson_
Sean Philip Watkinson
President